

December 2, 2013

<u>Via E-mail</u>
Mr. Stephen Fowler
President
Mobetize Corp.
51 Bay View Drive
Point Roberts, WA 98281

> **Re:** **Mobetize Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed November 22, 2013**
> **File No. 333-181747**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Note 4 Intangible assets, page F-8</u>

1. We note your response to comment number 7. We also note in your disclosure, on page 23, that you have been recognizing m-commerce service revenue provided via contracts acquired from Alligato, Inc. Please clarify why you have not commenced amortization of the intangible assets acquired from Alligato, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at (202) 551-3208, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Bill Macdonald
        Robert Jung
        Macdonald Tuskey